FORM 5 -  SEMMENS


             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

 X   Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          MICHAEL G. SEMMENS
          342 St. Stephens Road
          Austin  TX   78746-3101
2.   Issuer Name and Ticket or Trading Symbol
          ELECTROSOURCE, INC.      ELSI
3.   IRS or Social Security Number of Reporting Person
(Voluntary)
          ###-##-####
4.   Statement for Month/Year
          Year-end December 1998
5.   If Amendment, Date of Original (Month/Year)
          N/A
6. Relationship of Reporting Person to Issuer (Mark all applicable)

     Yes   X   No ___    Director
     Yes ___   No ___    10% Owner
     Yes   X   No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)

     Chairman, President and Chief Executive Officer

 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year)
          N/A
3.   Transaction Code (Instruction 8)
          N/A
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3,
     4 and 5):
     A.   Amount:
     B.   Acquired (A)  0     Disposed of (D)  0
     C:   Price:
5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instructions 3 and 4):
          (1)  21,115         (2)  40
6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
          (1)  Direct         (2)  Indirect
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          (2)  Owned by spouse as custodian for children

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          (1)  Employee Stock Options
          (2)  Warrants
2.   Conversion or Exercise Price of Derivative Security
          (1)  $1.5630 per share
          (2)  $2.5630 per share
3.   Transaction Date (Month/Day/Year)
          N/A
4.   Transaction Code (Instruction 8)
          N/A
5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D)   (Instructions 3, 4 and 5):
     A.   Acquired (A):       0
     B.   Disposed of (D):    0
6.   Date of Exercisable and Expiration Date (Month/Day/Year)
     A.   Date Exercisable    (1) and (2)    On demand
     B.   Expiration Date     (1)  100,834 at March 7, 1999
                              (2)  January 22, 2004
7.   Title and Amount of Underlying Securities (Instructions 3
     and 4)
     A.   Title     (1) and (2)    Common Stock, $1.00 par value
     B.   Amount or Number of Shares   (1)  100,834  (2) 125,000
8.   Price of Derivative Security (Instruction 5)
          N/A
9. Number of Derivative Securities Beneficially Owned at End of Year (Instruction 4)
          (1)  100,834
          (2)  125,000
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:
     Resigned from the Company effective December 7, 1998. No longer an executive Officer or a reporting person as of close of business on December 7, 1998.

                /s/
          Michael G. Semmens
Date:     February 10, 1999